SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                      Paradigm Advanced Technologies, Inc.
                      ------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)

                                  699004 10 7
                                  -----------
                                 (CUSIP Number)

         Henry I. Rothman, Esq.                               [NAME OF ATTORNEY]
         Parker Chapin LLP                                    [FIRM]
         The Chrysler Building                                [FIRM ADDRESS]
         405 Lexington Avenue
         New York, New York 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
                  C-Saw Investments Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization             Canada
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
Shares Bene-          ---------------------------------------------------------
ficially Owned        8.       Shared Voting Power                        0
By Each               ---------------------------------------------------------
Reporting             9.       Sole Dispositive Power                     0
Person With           ---------------------------------------------------------
                      10.      Shared Dispositive Power                   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               Zero (0)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   0.0%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    CO

         This Amendment No. 1 amends and supplements the statement on Schedule 13D dated July 15, 1998 (date of event which required filing), (the "Schedule 13D") filed by the reporting person with respect to the common stock, par value $.0001 per share (the "Common Stock"), of Paradigm Advanced Technologies, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 is being filed to report the disposition by the Reporting Person (as defined below) of 8,895,000 shares of Common Stock.

         Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 2.      IDENTITY AND BACKGROUND

         The person filing this Statement is C-Saw Investments Ltd. (the "Reporting Person"). The Reporting Person is a corporation organized under the laws of Canada. The principal business of the Reporting Person is investment and financial consulting. The address of the principal business and principal office of the Reporting Person is 120 Adelaide Street West, Suite 1214, Toronto, Ontario M5H 3P5, Canada. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Mr. George Guttman is the President and a Director of the Reporting Person and owns 100% of the Reporting Person. Mr. Guttman's business address is 120 Adelaide Street West, Suite 1214, Toronto, Ontario M5H 3P5, Canada. Mr. Guttman is a United States citizen. Mr. Guttman's present principal occupation is Vice President of the Reporting Person. In September 1996, when Mr. Guttman was a registered representative of an NASD member firm, certain of his customers alleged that he engaged in unauthorized transactions in their accounts (the "September 1996 Allegations"). Mr. Guttman denied such allegations. In December 1997, for the purpose of settlement, Mr. Guttman submitted to NASD Regulation, Inc. a Letter of Acceptance, Waiver and Consent (the "LAWC"). In the LAWC, Mr. Guttman accepted and consented, without admitting or denying the alleged violations, (i) to certain findings by NASD Regulation, Inc, (ii) to a fine and
(iii) to a 12-month bar from associating with any NASD member firm, with the right to reapply and requalify for association after such time. In February 1999, the United States Attorney of the Southern District of New York alleged that on or about June 3, 1998, Mr. Guttman provided false information to an attorney with the Securities and Exchange Commission with respect to the September 1996 Allegations.

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person holds beneficial ownership of zero (0) shares of Common Stock, constituting 0.0% of the issued and outstanding shares of Common Stock. The number of issued and outstanding shares of Common Stock upon which the foregoing percentages were based is was supplied by the Issuer as of the date hereof.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of all of the shares of Common Stock beneficially owned by it.

         (c) Within the past sixty days, the following transactions in the Common Stock were effected by the Reporting Person:

     Date of          Number of Shares
   Transaction   Acquired       Disposed of     Price     Nature of Transaction
   -----------   --------       -----------     -----     ---------------------
      5/19/00                    8,895,000       N/A       Dissolution

         (d) Neither the Reporting Person, nor to the knowledge of the Reporting Person any other person, has knowledge of any person other than the Reporting Person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

         (e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock is May 19, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February  6, 2001.


                                                 C-SAW INVESTMENTS LTD.


                                                 By: /s/ George Guttman
                                                 -------------------------------
                                                         George Guttman
                                                         President